SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
--------------------------------------------------------------------------------

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                                 Amendment No. 2

                               Given Imaging Ltd.
                               ------------------
                                (Name of Issuer)

                                  Common Stock
                         ------------------------------
                         (Title of Class of Securities)

                                  2797140 ___
                                 --------------
                                 (CUSIP Number)

                                 Samuel D. Isaly
                              OrbiMed Advisors LLC
                               OrbiMed Capital LLC
                                767 Third Avenue
                               New York, NY 10017
                            Telephone: (212) 739-6400
                    ----------------------------------------
                     (Name, Address and Telephone Number of
                    Person Authorized to Receive Notices and
                                 Communications)

                                    Copy to:

                             Paul S. Schreiber, Esq.
                             Shearman & Sterling LLP
                              599 Lexington Avenue
                            New York, New York 10022
                            Telephone: (212) 848-4000

                               September 21, 2004
                                  -------------
             (Date of Event which Requires Filing of this Statement)

--------------------------------------------------------------------------------

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f), or 13d-1(g), check the following box |_|.

Check the following box if a fee is being paid with this Statement |_|.

CUSIP No. 068750V102


(1)     Name of Reporting Person
        S.S. or I.R.S. Identification No. of Above Person

        Samuel D. Isaly
        -----------------------------------------------------------------------
        -----------------------------------------------------------------------

(2)     Check the Appropriate Box if a Member of a Group (See Instructions)

|_|     (a)
             ------------------------------------------------------------------

|_|     (b)
             ------------------------------------------------------------------
             ------------------------------------------------------------------

(3)     SEC Use Only
                     ----------------------------------------------------------
        -----------------------------------------------------------------------

(4)     Source of Funds (See Instructions) AF
                                          -------------------------------------
        -----------------------------------------------------------------------

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e).
|_|
        -----------------------------------------------------------------------

(6)     Citizenship or Place of Organization  United States
                                             ----------------------------------
        -----------------------------------------------------------------------

----------------
                     (7)   Sole Voting Power
   Number of                                 -------------------------------
    Shares                 -------------------------------------------------
 Beneficially        (8)   Shared Voting Power   3,637,255
   Owned by                                    -----------------------------
     Each            (9)   Sole Dispositive Power
   Reporting                                      --------------------------
  Person With              -------------------------------------------------
                    (10)   Shared Dispositive Power   3,637,255
                                                    ------------------------
----------------           -------------------------------------------------

(11)    Aggregate Amount Beneficially Owned by Each Reporting Person  3,637,255
                                                                      ---------
        -----------------------------------------------------------------------

(12)    Check if the Aggregate Amount in Row (11) Excludes Certain Shares
        (See Instructions)
 |_|
        -----------------------------------------------------------------------


(13)    Percent of Class Represented by Amount in Row (11)   13.31%
                                                            -------------------
        -----------------------------------------------------------------------

(14)    Type of Reporting Person (See Instructions)  IN
                                                    ---------------------------
        -----------------------------------------------------------------------

CUSIP No. 068750V102


(1)     Name of Reporting Person
        S.S. or I.R.S. Identification No. of Above Person

        OrbiMed Advisors LLC
        -----------------------------------------------------------------------
        -----------------------------------------------------------------------

(2)     Check the Appropriate Box if a Member of a Group (See Instructions)

|_|     (a)
             ------------------------------------------------------------------

|_|     (b)
             ------------------------------------------------------------------
             ------------------------------------------------------------------

(3)     SEC Use Only
                     ----------------------------------------------------------
        -----------------------------------------------------------------------

(4)     Source of Funds (See Instructions) AF
                                          -------------------------------------
        -----------------------------------------------------------------------

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e).
|_|
        -----------------------------------------------------------------------

(6)     Citizenship or Place of Organization  Delaware
                                             ----------------------------------
        -----------------------------------------------------------------------

----------------
                     (7)   Sole Voting Power
   Number of                                 -------------------------------
    Shares                 -------------------------------------------------
 Beneficially        (8)   Shared Voting Power   898,597
   Owned by                                    -----------------------------
     Each            (9)   Sole Dispositive Power
   Reporting                                      --------------------------
  Person With              -------------------------------------------------
                    (10)   Shared Dispositive Power   898,597
                                                    ------------------------
----------------           -------------------------------------------------

(11)    Aggregate Amount Beneficially Owned by Each Reporting Person   898,597
                                                                      ---------
        -----------------------------------------------------------------------

(12)    Check if the Aggregate Amount in Row (11) Excludes Certain Shares
        (See Instructions)
 |_|
        -----------------------------------------------------------------------


(13)    Percent of Class Represented by Amount in Row (11)   3.29%
                                                            -------------------
        -----------------------------------------------------------------------

(14)    Type of Reporting Person (See Instructions)  IA
                                                    ---------------------------
        -----------------------------------------------------------------------

CUSIP No. 068750V102


(1)     Name of Reporting Person
        S.S. or I.R.S. Identification No. of Above Person

        OrbiMed Capital LLC
        -----------------------------------------------------------------------
        -----------------------------------------------------------------------

(2)     Check the Appropriate Box if a Member of a Group (See Instructions)

|_|     (a)
             ------------------------------------------------------------------

|_|     (b)
             ------------------------------------------------------------------
             ------------------------------------------------------------------

(3)     SEC Use Only
                     ----------------------------------------------------------
        -----------------------------------------------------------------------

(4)     Source of Funds (See Instructions) AF
                                          -------------------------------------
        -----------------------------------------------------------------------

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e).
|_|
        -----------------------------------------------------------------------

(6)     Citizenship or Place of Organization  Delaware
                                             ----------------------------------
        -----------------------------------------------------------------------

----------------
                     (7)   Sole Voting Power
   Number of                                 -------------------------------
    Shares                 -------------------------------------------------
 Beneficially        (8)   Shared Voting Power   2,738,658
   Owned by                                    -----------------------------
     Each            (9)   Sole Dispositive Power
   Reporting                                      --------------------------
  Person With              -------------------------------------------------
                    (10)   Shared Dispositive Power   2,738,658
                                                    ------------------------
----------------           -------------------------------------------------

(11)    Aggregate Amount Beneficially Owned by Each Reporting Person  2,738,658
                                                                      ---------
        -----------------------------------------------------------------------

(12)    Check if the Aggregate Amount in Row (11) Excludes Certain Shares
        (See Instructions)
 |_|
        -----------------------------------------------------------------------


(13)    Percent of Class Represented by Amount in Row (11)   10.02%
                                                            -------------------
        -----------------------------------------------------------------------

(14)    Type of Reporting Person (See Instructions)  CO
                                                    ---------------------------
        -----------------------------------------------------------------------

Item 1.  Security and Issuer.
         -------------------

The class of equity securities to which this Statement on Schedule 13D relates is the Common Stock (the "Shares"), of Given Imaging Ltd. (the "Issuer"), a corporation with its principal executive offices located at 2 Ha Carmel Street, New Industrial Park, Yoqneam, Israel 20692.

Item 2.  Identity and Background.
         -----------------------

         (a) This statement is being filed by Samuel D. Isaly, an individual ("Isaly"), and by OrbiMed Advisors LLC and OrbiMed Capital LLC, limited liability companies organized under the laws of Delaware.

         (b)-(c) OrbiMed Advisors LLC is a registered investment adviser under the Investment Advisers Act of 1940, as amended that acts as investment adviser or general partner to certain clients which hold Shares of the Issuer, as more particularly described in Item 6 below. OrbiMed Advisors LLC has its principal offices at 767 Third Avenue, 30th Floor, New York, NY 10017.

         OrbiMed Capital LLC is a registered investment advisor under the Investment Advisers Act of 1940, as amended that acts as investment adviser or general partner to certain limited partnerships as more particularly described in Item 6 below. OrbiMed Capital LLC has its principal offices at 767 Third Avenue, 30th Floor, New York, NY 10017.

         Isaly, a natural person, owns a controlling interest in OrbiMed Advisors LLC and OrbiMed Capital LLC.

         The directors and executive officers of OrbiMed Advisors LLC and OrbiMed Capital LLC are set forth on Schedules I and II, attached hereto. Schedules I and II set forth the following information with respect to each such person:

         (i)    name;

         (ii)   business address (or residence address where indicated);

         (iii) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted; and

         (iv)   citizenship.

         (d)-(e) During the last five years, neither the Reporting Persons nor any Person named in Schedules I through IV have been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) Isaly is a citizen of the United States.

Item 3.  Source and Amount of Funds or Other Consideration.
         -------------------------------------------------

         Prior to May 14, 2002, pursuant to the authority of OrbiMed Advisors LLC, OrbiMed Advisors Inc. and OrbiMed Capital LLC under their respective investment advisory contracts and limited partnership agreements with or relating to Caduceus Private Investments, LP, OrbiMed Associates LLC, UBS Juniper Crossover Fund LLC, Finsbury Worldwide Pharmaceutical Trust plc and Eaton Vance Worldwide Health Sciences Portfolio as more particularly referred to in Item 6 below caused these clients to purchase 4,440,870 Shares relating to Shares of the Issuer.

         On May 14, 2002, the Reporting Persons made an in-kind distribution of 274,940 Shares to the investors in Caduceus Private Investments, LP. On May 15, 2002, the Reporting Persons effected the sale of 10,220 Shares held by OrbiMed Associates LLC.

         On June 23, 2004 the Reporting Persons sold 170,000 shares of common stock in a secondary offering.

         On September 21, 2004, the Reporting Persons made an in-kind distribution to the investors in Caduceus Private Investments, LP and in OrbMed Associates LLC of 225,003 Shares and 10,002 Shares, respectively (the "September 2004 Distributions").

         Following the above transactions, and as a result of their common control and mutual affiliation, the Reporting Persons were the beneficial owners of approximately 13.31% of the outstanding Shares of the Issuer.

         None of the Reporting Persons have acquired or disposed of any additional Shares of the Issuer since the September 2004 Distributions.

Item 4.  Purpose of Transaction.
         ----------------------

         As described more fully in Item 3 above, this statement relates to the distribution and disposal of Shares by the Reporting Persons. The September 2004 Distributions were effected by the Reporting Persons in accordance with the relevant venture capital investment policy of the two distributing parties of distributing securities positions to investors at certain times, based on liquidity events occurring within a fund's portfolio (and, in the case of Caduceus Private Investments, L.P. as detailed in the offering memorandum). The Shares retained following the transactions by the Reporting Persons are retained for the same reason all Shares were acquired, i.e., for the purpose of making an investment in the Issuer and not with the intention of acquiring control of the Issuer's business on behalf of the Reporting Persons respective advisory clients.

         The Reporting Persons were previously granted and exercised the right to appoint a representative to the Board of Directors (the "Board") of the Issuer, so as to permit active monitoring of the operations of the Issuer.

         The Reporting Persons from time to time intend to review their investment in the Issuer on the basis of various factors, including the Issuer's business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Issuer's Shares in particular, as well as other developments and other investment opportunities. Based upon such review, the Reporting Persons will take such actions in the future as the Reporting Persons may deem appropriate in light of the circumstances existing from time to time. If the Reporting Persons believe that further investment in the Issuer is attractive, whether because of the market price of the Issuer's Shares or otherwise, they may acquire shares of common stock or other securities of the Issuer either in the open market or in privately negotiated transactions. Similarly, depending on market and other factors, the Reporting Persons may determine to dispose of some or all of the Shares currently owned by the Reporting Persons or otherwise acquired by the Reporting Persons either in the open market or in privately negotiated transactions.

         Except as set forth above, the Reporting Persons have not formulated any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer, (b) an extraordinary corporate transaction involving the Issuer or any of its subsidiaries, (c) a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries, (d) any change in the present board of directors or management of the Issuer, (e) any material change in the Issuer's capitalization or dividend policy, (f) any other material change in the Issuer's business or corporate structure, (g) any change in the Issuer's charter or bylaws or other or instrument corresponding thereto or other action which may impede the acquisition of control of the Issuer by any person,
(h) causing a class of the Issuer's securities to be deregistered or delisted,
(i) a class of equity securities of the Issuer becoming eligible for termination of registration or (j) any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer.
         ------------------------------------

         (a)-(b) As of this date of this filing, Samuel D. Isaly, OrbiMed Advisors LLC and OrbiMed Capital LLC may be deemed directly or indirectly, including by reason of their mutual affiliation, to be the beneficial owners of the Common Stock described in Item 3. Based upon information contained in the most recent available filing by the Issuer with the SEC, such Shares constitute approximately 13.31% of the issued and outstanding Shares. As described above in
Item 2, Isaly owns, pursuant to the terms of the limited liability company agreement of each of OrbiMed Advisors LLC and OrbiMed Capital LLC, a controlling interest in the outstanding limited liability company interests of such entity. As a result, Samuel D. Isaly, OrbiMed Advisors LLC and OrbiMed Capital LLC share power to direct the vote and to direct the disposition of the Common Stock described in Item 3.

         (c) Except as disclosed in Item 3, the Reporting Persons have not effected any transaction in the Shares during the past 60 days.

         (d) Not applicable.

         (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the
         ---------------------------------------------------------------------
Issuer.

In addition to the relationships between the Reporting Persons described in Item 5, OrbiMed Capital LLC is the general partner of Caduceus Private Investments, LP ("Caduceus"), a private equity fund, pursuant to the terms of its limited partnership agreement. OrbiMed Advisors LLC acts as managing member of OrbiMed Associates LLC ("Associates") pursuant to the terms of its limited liability company agreement. OrbiMed Advisors LLC, through a joint venture with UBS Fund Advisor, LLC entitled PW Juniper Management, LLC, acts as investment manager of UBS Juniper Crossover Fund LLC ("Juniper"), a registered investment company, pursuant to the terms of the UBS Juniper Crossover Fund, LLC investment advisory agreement. OrbiMed Capital LLC is the investment adviser for Finsbury Worldwide Pharmaceutical Trust ("Finsbury Worldwide"), an investment company incorporated in the United Kingdom, pursuant to the terms of its investment advisory agreement. OrbiMed Advisors LLC acts as investment adviser to Eaton Vance Worldwide Health Sciences Portfolio ("Eaton Vance"), a New York trust, pursuant to the investment advisory agreement. (previously known as G/A Capital Management). Pursuant to these agreements and relationships, OrbiMed Advisors LLC and OrbiMed Capital LLC have discretionary investment management authority with respect to the assets of the above-listed investment accounts. Such authority includes the power to vote and otherwise dispose of securities purchased by Caduceus, Associates, Juniper, Finsbury and Eaton Vance, including the total Shares of Common Stock of the Issuer held by Caduceus, Associates, Juniper, Finsbury and Eaton Vance. The number of outstanding Shares of the Issuer attributable to each of these is 2,252,889, 82,314, 330,000, 485,769 and 486,283. As noted above under Item 4, OrbiMed Advisors LLC has the authority to appoint a representative to the Board of Directors of the Issuer and accordingly the Reporting Persons may have the ability to effect and influence control of the Issuer.

         Other than the agreements and the relationships mentioned above, to the best knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in
Item 2 and between such persons and any persons with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the Shares, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving of withholding of proxies.

Item 7.  Material to Be Filed as Exhibits.
         --------------------------------

Exhibit                       Description
-------                       -----------

   A. Joint Filing Agreement among Samuel D. Isaly, OrbiMed Advisors LLC and OrbiMed Capital LLC.

Signature



                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

September 28, 2004                                  SAMUEL D. ISALY


                                                    By:   /s/ Samuel D. Isaly
                                                        ------------------------
                                                        Name:  Samuel D. Isaly


                                                    ORBIMED ADVISORS LLC


                                                    By:   /s/ Samuel D. Isaly
                                                        ------------------------
                                                        Name:  Samuel D. Isaly
                                                        Title:  Managing Member



                                                    ORBIMED CAPITAL LLC


                                                    By:   /s/ Samuel D. Isaly
                                                        ------------------------
                                                        Name:  Samuel D. Isaly
                                                        Title:  Managing Member

                                   Schedule I

                  The name and present principal occupation of each of the executive officers and directors of OrbiMed Advisors LLC are set forth below. Unless otherwise noted, each of these persons are United States citizens and have as their business address 767 Third Avenue, New York, NY 10017.

=========================================================================================
                                    Position with Reporting
            Name                            Person                  Principal Occupation
-----------------------------------------------------------------------------------------
Samuel D. Isaly                   Managing Partner                Partner
                                                                  OrbiMed Advisors LLC
-----------------------------------------------------------------------------------------
Michael Sheffery                  Partner                         Partner
                                                                  OrbiMed Advisors LLC
-----------------------------------------------------------------------------------------
Carl L. Gordon                    Partner                         Partner
                                                                  OrbiMed Advisors LLC
-----------------------------------------------------------------------------------------
Sven Borho                        Partner                         Partner
   German and Swedish Citizen                                     OrbiMed Advisors LLC
-----------------------------------------------------------------------------------------
Jonathan T. Silverstein           Partner                         Partner
                                                                  OrbiMed Advisors LLC
-----------------------------------------------------------------------------------------
Eric A. Bittelman                 Chief Financial Officer         Chief Financial Officer
                                                                  OrbiMed Advisors LLC
=========================================================================================

                                   Schedule II


                  The name and present principal occupation of each of the executive officers and directors of OrbiMed Capital LLC are set forth below. Unless otherwise noted, each of these persons are United States citizens and have as their business address 767 Third Avenue, New York, NY 10017.


=========================================================================================
                                    Position with Reporting
            Name                            Person                  Principal Occupation
-----------------------------------------------------------------------------------------
Samuel D. Isaly                   Managing Partner                Partner
                                                                  OrbiMed Capital LLC
-----------------------------------------------------------------------------------------
Michael Sheffery                  Partner                         Partner
                                                                  OrbiMed Capital LLC
-----------------------------------------------------------------------------------------
Carl L. Gordon                    Partner                         Partner
                                                                  OrbiMed Capital LLC
-----------------------------------------------------------------------------------------
Sven Borho                        Partner                         Partner
   German and Swedish Citizen                                     OrbiMed Capital LLC
-----------------------------------------------------------------------------------------
Jonathan T. Silverstein           Partner                         Partner
                                                                  OrbiMed Capital LLC
-----------------------------------------------------------------------------------------
Eric A. Bittelman                 Chief Financial Officer         Chief Financial Officer
                                                                  OrbiMed Capital LLC
=========================================================================================

                                  EXHIBIT INDEX


--------------------------------------------------------------------------------
    Exhibit                        Description                          Page No.
    -------                        -----------                          --------
--------------------------------------------------------------------------------
       A.        Joint Filing Agreement among Samuel D. Isaly,            A-1
                 OrbiMed Advisors LLC and OrbiMed Capital, LLC.
--------------------------------------------------------------------------------

                             JOINT FILING AGREEMENT

         The undersigned hereby agree that the Statement on Schedule 13D, dated September 21, 2004, (the "Schedule 13D"), with respect to the Common Stock, NIS
0.05 par value per share, of Given Imaging Ltd. is, and any amendments thereto executed by each of us shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(f) under the Securities and Exchange Act of 1934, as amended, and that this Agreement shall be included as an Exhibit to the Schedule 13D and each such amendment. Each of the undersigned agrees to be responsible for the timely filing of the Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning itself contained therein. This Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

         IN WITNESS WHEREOF, the undersigned have executed this Agreement as of the 28th day of September, 2004.

SAMUEL D. ISALY                              ORBIMED ADVISORS LLC



 /s/ Samuel D. Isaly                          /s/ Samuel D. Isaly
-----------------------------------          -----------------------------------
                                             Name:  Samuel D. Isaly
                                             Title:  President



ORBIMED CAPITAL LLC



 /s/ Samuel D. Isaly
-----------------------------------
Name:  Samuel D. Isaly
Title:  President